FINANCIAL STATEMENT

Transamerica Capital, Inc.
Year Ended December 31, 2018
With Report of Independent Registered
Public Accounting Firm
*(Pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934)*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24829

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/18   AND ENDING   12/31/18

                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Transamerica Capital, Inc.

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 California Street

                                           (No. and Street)

Denver   Colorado   80202

          (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Beitzel   (319) 355-2802

                                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

                              (Name – *if individual, state last, first, middle name*)

1 N. Wacker Drive   Chicago   Illinois   60606

      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

      (X)… Certified Public Accountant
      ( )… Public Accountant
      ( )… Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Brian J. Beitzel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transamerica Capital, Inc. as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

NOTARIAL SEAL · IOWA
BREANNON STATE
Commission Number 751275
My Commission Expires
February 19, 2020

Brian J. Beitzel, CFO



Breannon State
Notary
Public

This report ** contains (check all applicable boxes):

(X)... (a) Facing Page.
(X)... (b) Statement of Financial Condition.
(X)... (c) Statement of Operations.
(X)... (d) Statement of Cash Flows.
(X)... (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
( )... (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)... (g) Computation of Net Capital.
( )... (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )... (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( )... (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( )... (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)... (l) An Oath or Affirmation.
( )... (m) A copy of the SIPC Supplemental Report.
( )... (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRANSAMERICA CAPITAL, INC.
FINANCIAL STATEMENT
Year Ended December 31, 2018

Contents



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Transamerica Capital, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Transamerica Capital, Inc. (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2019

We have served as the Company's auditor since 2014.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

TRANSAMERICA CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
(Dollars in thousands, except for share data)
December 31, 2018

Assets

Cash	$	66,950
Distribution fees receivable from affiliates		18,902
Commission receivable from affiliates		21,959
Deferred tax asset, net		3,181
Due from affiliates		1,358
Prepaid expenses and other assets		414
Total assets	**$**	**112,764**

Liabilities and stockholder's equity

Liabilities

Commissions payable to affiliates	$	36,920
Service fees payable		8,217
Salaries, benefits, and bonuses payable		7,988
Payable to Parent under tax allocation agreement		876
Other liabilities		13,562
Total liabilities		**67,563**

Stockholder's equity

Common stock, no par value, 1,000,000 shares authorized; 1,062 issued and outstanding		1
Additional paid-in capital		236,163
Retained deficit		(190,963)
Total stockholder's equity		**45,201**
Total liabilities and stockholder's equity	**$**	**112,764**

The accompanying notes are an integral part of these financial statements

(Dollars in thousands)

1. Organization

Transamerica Capital, Inc. (the "Company") is a wholly owned subsidiary of AUSA Holding, LLC ("AUSA") which is wholly owned by Transamerica Corporation (the "Parent"), which is a wholly owned subsidiary of AEGON N.V., a public limited liability share company organized under Dutch law. The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company markets and distributes insurance products and mutual fund products as underwriter and distributor for affiliated companies.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statement has been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP").

The Company revised the Statement of Changes in Stockholder's Equity for the year ended December 31, 2018 to adjust the retained deficit as of January 1, 2018, to reflect the correction of errors in prior periods. The identified errors related to an overpayment of fees earned from an affiliate on the sale of certain share classes since 2015. The Company evaluated the materiality of these errors and concluded they were not material to the previously issued financial statement.

The impact of the errors relating to years prior to 2018 are reflected as an adjustment to the January 1, 2018 Statement of Changes in Stockholder's Equity as follows:

	As previously reported	Adjustment	As revised
Retained deficit	$ 152,759	$ 6,222	$ 158,981

Estimates

The preparation of the financial statement in conformity to U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues, and expenses and the disclosures of contingent assets and liabilities. Those estimates are inherently subject to change and actual results could differ from those estimates.

Cash

Cash includes cash on hand and on deposit. At December 31, 2018, the Company had cash accounts which exceeded federally insured limits, and are therefore not subject to FDIC insurance.

Distribution Fees Receivable from Affiliates

Distribution fees receivable include 12b-1 fees, concessions, variable annuities, and other receivables based on the sale of affiliated products.

Commission Receivable from Affiliates

Commission receivable from affiliates represents the commission revenue accrued for registered representatives affiliated with the Company for retirement plan programs sold by Transamerica Investors Securities Corporation ("TISC"), variable annuities, and variable universal life sales of insurance products and commission trails.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities, using the enacted marginal tax rate.

Due from Affiliates

The Company is a party to a cost sharing agreement with affiliates in order to facilitate payments associated with employee costs, accounts payable services, underwriting services, distribution services, marketing services, and other miscellaneous expenses. The Company settles with the Parent regularly based on net capital positions in order to keep these assets current.

Prepaid Expenses and Other Assets

Prepaid expenses primarily consist of monthly FINRA licensing fees paid directly through the FINRA CRD (Central Registration Depository) account as well as prepaid event sponsorships.

Commissions Payable to Affiliates

Commissions payable to affiliates represents payables for affiliated variable universal life, variable annuities, 12b-1 fees related to mutual fund products, and TISC retirement plan programs sold.

Service Fees Payable

Service fees payable represent fees owed to sub-advisors and other broker dealers based on the level of proprietary product sales and production levels.

Salaries, Benefits, and Bonuses Payable

The Company has employees that accrue salaries, benefits, and bonuses according to the timing of pay cycles.

Other Liabilities

Other liabilities represent accounts payable related to operating expenses, debt owed to an affiliate, and 12b-1 fees payable to external intermediaries.

(Dollars in thousands)

3. Receivable from Contracts with Customers

The Company adopted Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*, in the current year using the modified retrospective approach and the impact of the adoption is immaterial.

Distribution Fees Receivable

The beginning receivable balance related to distribution fees was $36,333, whereas the December 31, 2018 ending balance was $40,861 reflected under distribution fees from affiliates and commission receivable from affiliates on the Statement of Financial Condition.

Marketing Allowables from Affiliates Receivable

The beginning and ending receivable balance related to marketing allowables from affiliates was zero for 2018.

Event Sponsorships Receivable

The beginning and ending receivable balance related to event sponsorships was zero for 2018.

4. Income Taxes

The Company's federal income and state tax return (where applicable) is consolidated with other included affiliated companies. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company's separately computed income tax liability or the consolidated group's income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company's separately computed income tax liability or the consolidated group's income tax liability in any carryback or carry forward year when so applied. Accrued separate Company state income taxes for consolidated state income tax returns that are not paid by the Company under the tax sharing agreement are settled through capital contribution or distributions to the Parent. Under this agreement, the Company received contributions related to state tax sharing from the Parent of $123, during the year ended December 31, 2018, as a result of state tax sharing. The Company also paid a dividend related to federal taxes of $195 to the Parent pursuant to the tax sharing agreement. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity.

The Company has received cash payments related to taxes of $7,199 from the Parent from the filing of the 2017 return and estimated 2018 payments.

The Company provides for deferred income taxes resulting from temporary differences that arise from recording certain transaction in different years for income tax reporting purposes than for financial reporting purposes. These include bonus and vacation accruals, long-term incentive compensation, and net operating loss carryforward. As of December 31, 2018, the deferred income tax asset was $3,181.

The Company has analyzed all material tax positions under the guidance of ASC 740, Income Taxes, related to the accounting for uncertainty in income tax and determined there were no tax benefits which should not be recognized

(Dollars in thousands)

at December 31, 2018 and December 31, 2017. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within 12 months of the reporting date.

The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. The Company recognized no penalty expense and interest expense in its financial statement for the year ended December 31, 2018.

The Company's federal income tax returns have been examined by the Internal Revenue Service and closing agreements have been executed through 2008. An examination is in progress for the year 2009 through 2013. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions. A tax return has not been filed for 2018.

5. Related Party Transactions

The Company earns all of its commission income, distribution fees, marketing allowables, mutual fund concessions, and other income from affiliated entities. Refer to Note 6 for further detail on affiliated revenue from contracts with customers.

The Company is a member of a group of affiliated companies that are engaged in the sale of variable annuities; the Company is engaged through these agreements to sell and distribute the variable annuity products of the affiliated companies. Pursuant to these agreements, the Company earned commission income from affiliates and incurred commission expenses of $442,299 for the year ended December 31, 2018. The Company has $21,018 of commission receivable from affiliates and commissions payable to affiliates associated with the sale of variable annuities at year-end on the Statement of Financial Condition. As of December 31, 2018, the Company has $0 of variable annuity marketing allowable receivable on the Statement of Financial Condition, respectively under distribution fees receivable from affiliates.

The Company is a member of a group of affiliated companies that are engaged in the sale of variable universal life; the Company is engaged through these agreements to sell and distribute the variable universal life products of the affiliated companies. Pursuant to these agreements, the Company has $571 of commission receivable from affiliates and commissions payable to affiliates associated with the sale of variable universal life products at year-end on the Statement of Financial Condition.

The Company is party to an agreement with TISC, an affiliated company, whereby TISC agrees to compensate the Company for incentive compensation program's payable to Transamerica Retirement Solutions, LLC ("TRSC") and Transamerica Life Insurance Company ("TLIC") registered representatives. As of December 31, 2018, the Company has $370 of commission receivables from affiliates and $700 of commissions payable to affiliates on the Statement of Financial Condition.

Pursuant to an underwriting agreement, the Company is principal underwriter in connection with the offering and sales of Transamerica Series Trust, an affiliated entity, shares. As compensation for services provided, the Company receives 12b-1 fees from Transamerica Series Trust. As of December 31, 2018, the Company has $8,113 of distribution fees receivable from affiliates and $8,105 of commissions payable to affiliates associated with Transamerica Series Trust mutual funds on the Statement of Financial Condition.

The Company has an agreement to receive 12b-1 fees with certain series of Transamerica Funds, an affiliated mutual fund group which is advised by Transamerica Asset Management, Inc. ("TAM") and distributed by the Company. As of December 31, 2018, the Company has $10,352 of distribution fees receivable from affiliates and $6,526 of commissions payable to affiliates associated with Transamerica Funds on the Statement of Financial Condition.

(Dollars in thousands)

The Company is party to an agreement with TAM, an affiliated company, whereby TAM agrees to compensate the Company for authorized administrative and other services related to Transamerica Funds. As of December 31, 2018, the Company currently has no receivable associated with this activity.

The Company is party to cost-sharing agreements between Transamerica affiliated companies, providing general administrative services as needed. A portion of the Company's operating expenses is paid to subsidiaries of Transamerica and represents both items specifically identifiable as attributable to the Company and an allocation of shared resources among several affiliates. The outstanding receivable associated with the cost sharing agreement totaled $1,358 reflected as due from affiliates on the Statement of Financial Condition.

From time to time, to support the operations of the Company, the Parent will contribute capital during the year. During the current year, the Company received capital contributions of $35,000. The Company received a state tax capital contribution of $123 from its Parent, pursuant to the tax sharing agreement, which the Company earned a benefit. The Company also paid a dividend related to federal taxes of $195 to its Parent pursuant to the tax sharing agreement, which the Company incurred a charge with the Parent. The Company incurred a capital decrease of $6,222 related to a prior period restatement related to an affiliated agreement with TAM for marketing allowables.

7. Commitments and Contingencies

The Company may, at times, be involved in litigation (including arbitrations), regulatory exams, investigations, actions, and inquiries in the normal course of business.

The Company settled with the SEC in connection with an investigation related to errors in the operation or implementation of models previously used in certain investment strategies offered through Transamerica Funds.

The Company assesses its liabilities and contingencies utilizing available information. For those matters where it is probable the Company will incur a loss and the amount of the loss is reasonably estimated, in accordance with FASB ASC No. 450, Contingencies, an accrued liability has been established. These reserves represent the Company's aggregate estimate of the potential loss contingency at December 31, 2018 and are believed to be sufficient. Such liabilities may be adjusted from time to time to reflect any relevant developments.

8. Subsequent Events

The financial statement is adjusted to reflect events that occurred between the balance sheet date and the date when the financial statement is issued provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment to the financial statement.

On January 1, 2019, an agreement was reached between TAM and the Company whereby TAM has agreed to forgive amounts due to TAM for 2018 and prior years' overpayments of marketing allowable fees received in the amount of $10,967.

No other subsequent events have been identified that require adjustment to or disclosure in the financial statement.